**Public**

15048185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
RECEIVED
FEB 27 2015
Washington, DC
124

| SEC FILE NUMBER |
|---|
| 8- 18860 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/14________ AND ENDING __12/31/14________________
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LaSalle St. Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**940 Industrial Drive**
(No. and Street)

| **Elmhurst** | **Illinois** | **60126** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Regan Beaver** **630-600-0309**
(Area Code- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

**Kirk W. Mrazek, CPA**
(Name - *if individual, state last, first middle name)*

| **9501 W 144th Place - Suite 104** | **Orland Park** | **Illinois** | **60462** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- X Certified Public Accountant-PCAOB Registered
- ☐ Public Accountant
- ☐ Acountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

## OATH OR AFFIRMATION

I, ___Daniel Schlesser________________________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______LaSalle St. Securities, LLC__ ______________________________________________________, as of ____December 31__________________________________, 2014_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__________________________________________________________________________

__________________________________________________________________________

__________________________________________________________________________

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
KYM TINERELLA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/21/15

This report ** contains (check all applicable boxes):

- X (a) Facing Page
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

LASALLE ST. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

CONTENTS

**Kirk W. Mrazek**
**Certified Public Accountant**
**9501 W. 144th Place, Suite 104**
**Orland Park, Illinois 60462**
**708-966-2651**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of LaSalle St. Securities, LLC

We have audited the accompanying statement of financial condition of LaSalle St. Securities, LLC (a Delaware limited liability company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. LaSalle St. Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of LaSalle St. Securities, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Kirk W Mrazek CPA

Orland Park, Illinois
February 20, 2015

# LASALLE ST. SECURITIES, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2014

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 114,327 |
| Cash segregated under federal and other regulations | | 5,000 |
| Receivables from broker-dealers and clearing organization | | 675,285 |
| Deposit with clearing organizations | | 121,960 |
| Mutual funds receivable | | 791,212 |
| Accounts receivable | | 170,628 |
| Securities owned, at fair value | | 4,074,508 |
| Notes receivable | | 268,894 |
| Equipment and leasehold improvements, less accumulated depreciation of $766,632 | | 116,945 |
| Total assets | $ | 6,338,759 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ | 188,043 |
| Commissions payable to broker-dealers | | 2,378,758 |
| Accrued payroll | | 294,915 |
| Accrued other expenses | | 8,335 |
| Due to affiliate | | 764,559 |
| Total liabilities | | 3,634,610 |
| Member's equity | | 2,704,149 |
| Total liabilities and member's equity | $ | 6,338,759 |

See notes to statement of financial condition.

## NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware limited liability company organized April, 1999 and owned by McDermott Holdings I Limited Partnership. The Company provides brokerage and investment related services for companies and individuals throughout the United States.

### Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

### Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

### Cash Segregated under Federal Regulations

Cash of $5,000 has been segregated in a special reserve bank account for the benefit of customers and commission recapture amounts to be remitted to customers.

### Accounts and Notes Receivable

Receivables from broker-dealers represent amounts due for commissions and fees earned on investment transactions performed on behalf of customers. The receivables are reported at their outstanding balance reduced by the allowance for doubtful accounts, if any.

Notes receivable are comprised of uncollateralized advances made to unrelated parties which have various interest rates and maturity dates. The receivables are reported at their outstanding balance reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customers and entities comprising the Company's accounts and notes receivable balances, adverse situations that may affect the customers' and entities' ability to pay, and current economic conditions. Accounts and notes receivable are charged off when management deems the receivable balance to be uncollectible.

**Revenue Recognition**

Securities transactions and related commissions and expenses are recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market value is included in income. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

**Depreciation**

Equipment and leasehold improvements are stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets.

**Income Taxes**

The Company is a single member limited liability company, and, therefore, the Company income is taxable to the member. Accordingly, no provision has been made for income taxes.

**Advertising Costs**

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2014 was $35,291.

**Date of Management's Review**

Subsequent events have been evaluated through February 21, 2015, which is the date the financial statements were available to be issued.

## NOTE 2. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below:

| | Owned | Sold, but not yet purchased |
|---|---|---|
| Certificates of deposit | $ 449,359 | $ - |
| Corporate obligations | 2,062,195 | - |
| Stocks and warrants | 63,417 | 125,875 |
| Other securities | 2,714,514 | - |
| Total | $ 5,289,485 | $ 125,875 |

## NOTE 3. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2014, equipment and leasehold improvements consisted of the following:

| | | |
|---|---|---|
| Equipment | $ | 742,896 |
| Furniture and fixtures | | 97,331 |
| Leasehold improvements | | 43,350 |
| Total | $ | 883,577 |

## NOTE 4. RELATED PARTY TRANSACTIONS

The Company shares common ownership with several affiliated companies.

During the year ended December 31, 2014, the Company provided various administrative and operating services to affiliated companies for which they were paid $242,400.

## NOTE 5. OPERATING LEASE COMMITMENTS

The Company leases office space from an affiliated company under an operating lease expiring in December, 2015. The lease requires the Company to pay all utilities on the leased property. Rent expense for the year ended December 31, 2014 was $164,652.

The Company also leases various office equipment and software under operating leases expiring at various times through December 2014. Rent expense for this office equipment for the year ended December 31, 2014 was $84,000.

Future minimum lease payments are as follows:

| | Facilities | | Office Equipment | | Total | |
|---|---|---|---|---|---|---|
| 2014 | $ | 164,652 | $ | 49,000 | $ | 213,652 |
| 2015 | | 82,326 | | - | | 82,326 |
| Total | $ | 246,978 | $ | 49,000 | $ | 295,978 |

## NOTE 6. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2014, the Company had net capital of $1,959,779 which was $1,709,779 in excess of its required net capital of $250,000. The Company's net capital ratio was 109.350 to 1. The net capital rule may effectively restrict the payment of cash distributions.

## NOTE 7. CONTINGENCIES

### Clearing Agreement

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

### Litigation

The Company is a defendant in various lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

## NOTE 8. FINANCIAL INSTRUMENTS

### Financial Instruments With Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2014, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2014.

**Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

The Company's accounts receivable and clearing deposits are maintained by one clearing organization. The Company has not experienced any losses on such accounts.

## NOTE 9. MEMBER LIABILITY, INTERESTS, RIGHTS, PREFERENCES AND, PRIVILEGES

The Company is a Delaware limited liability company established September 1, 1999 with a term that is perpetual. The Company's operating agreement specifies the following information relating to its members:

Member liability limitation
Rights and obligations of member
Member contributions to the company and capital accounts
Allocations, income tax, distributions, elections and reports of member
Transferability and redemption of member interests
Additional members

## NOTE 10. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2010.

The Company follows the provisions of uncertain tax positions as addressed in FASB ASC 740-10-65-1. The Company has not recognized any liability for unrecognized tax benefits. The Company has no tax position at December 31, 2014 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2014.

## NOTE 11. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are based on unadjusted quoted market prices within active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly
- Level 3 inputs are observable inputs for the asset or liability and rely on management's own assumptions about assumptions that market participants would use in pricing the asset or liability.

Securities owned are classified as trading securities. Changes in the fair market value are reported in the statement of earnings.

Fair values of assets measured on a recurring basis as of December 31, 2014, are as follows:

| | Fair Value Measures at Reporting Date Using: | | | |
|---|---|---|---|---|
| | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| **ASSETS** | | | | |
| Securities Owned: | | | | |
| Equities | $ 63,417 | $ 63,417 | $ - | $ - |
| Corporate and other debt | 2,062,195 | 2,062,195 | - | - |
| Total | $ 2,125,612 | $ 2,125,612 | $ - | $ - |
| **LIABILITIES** | | | | |
| Securities Sold - not Yet Purchased | | | | |
| Equities | $ 125,875 | $ 125,875 | $ - | $ - |

All assets have been valued using a market approach. There have been no changes in valuation techniques and related inputs.